UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

i

     Telvent GIT, S.A. (the “Company” or “Telvent”), a Spanish corporation, is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares in 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (the “SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a Form 10-Q.
References
     Unless otherwise indicated,
(1)	the terms “we”, “us”, “our Company”, “the Company”, “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(4)	“Latin America” includes Mexico;

(5)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(6)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;

(7)	“North America” refers to the United States and Canada;

(8)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(9)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(10)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(11)	“Telvent Caseta” refers to Telvent Caseta, Inc. (formerly known as Caseta Technologies, Inc.), which we acquired on April 27, 2007;

(12)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(13)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(14)	“Telvent Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(15)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(16)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(17)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(18)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(19)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.; and

(20)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€ ” are to the legal currency of the European Union.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€71,410	€73,755
Restricted cash	—	8,590
Other short-term investments	785	461
Derivative contracts	2,402	3,544
Accounts receivable (net of allowances of € 556 as of September 30, 2008 and € 639 as of December 31, 2007)	120,159	143,261
Unbilled revenues	265,152	196,307
Due from related parties	14,321	38,773
Inventory	26,779	21,194
Other taxes receivable	11,878	9,309
Deferred tax assets	7,505	2,399
Other current assets	5,261	3,476
Total current assets	€525,652	€501,069
Deposits and other investments	7,258	7,103
Investments carried under the equity method	6,685	219
Derivative contracts	665	—
Property, plant and equipment, net of accumulated depreciation of € 35,467 as of September 30, 2008 and € 45,915 as of December 31, 2007	55,589	52,975
Long-term receivables and other assets	8,584	8,605
Deferred tax assets	15,642	16,529
Other intangible assets, net of accumulated amortization of € 19,735 as of September 30, 2008 and € 16,373 as of December 31, 2007	30,361	22,381
Goodwill	52,008	64,638
Total assets	€702,444	€673,519
Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€201,846	255,608
Billings in excess of costs and estimated earnings	24,839	35,501
Accrued and other liabilities	17,117	10,684
Income and other taxes payable	15,029	21,452
Deferred tax liabilities	4,804	2,546
Due to related parties	128,222	25,315
Current portion of long-term debt	1,123	3,488
Short-term debt	49,863	63,998
Short-term leasing obligations	7,702	7,075
Derivative contracts	3,133	3,686
Total current liabilities	€453,678	€429,353
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Long-term debt less current portion	12,818	12,230
Long-term leasing obligations	19,544	22,959
Other long term liabilities	10,518	8,198
Deferred tax liabilities	5,406	6,361
Unearned income	1,501	409
Derivative contracts	923	—
Total liabilities	€504,388	€479,510

Minority interest	4,306	3,889

Commitments and contingencies

Shareholders’ equity:
Ordinary Shares, € 3.00505 nominal value, 29,247,100 shares authorized, issued, and outstanding, same class and series as of September 30, 2008 and December 31, 2007	87,889	87,889
Additional paid-in capital	42,249	42,072
Accumulated other comprehensive income (loss)	(6,256)	(5,294)
Retained earnings	69,868	65,453
Total shareholders’ equity	€193,750	€190,120
Total liabilities and shareholders’ equity	€702,444	€673,519
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues	€169,669	€128,643	€457,604	€406,602
Cost of revenues	128,034	97,953	343,620	312,857

Gross profit	€41,635	€30,690	€113,984	€93,745

General and administrative	17,091	10,529	46,244	36,946
Sales and marketing	5,054	4,569	17,091	12,816
Research and development	4,648	4,105	13,740	13,864
Depreciation and amortization	2,883	2,360	8,485	7,523

Total operating expenses	€29,676	€21,563	€85,560	€71,149

Income from operations	11,959	9,127	28,424	22,596
Financial income	2,015	2,229	7,029	8,009
Financial expense	(4,944)	(6,421)	(16,291)	(17,125)

Income from companies carried under the equity method	183	—	309	—

Total other income (expense)	€(2,746)	€(4,192)	€(8,953)	€(9,116)

Income before income taxes	9,213	4,935	19,471	13,480
Income tax expense (benefit)	1,999	1,033	3,273	1,266

Net income before minority interest	€7,214	€3,902	€16,198	€12,214

Loss/(profit) attributable to minority interests	(1,256)	(302)	(1,832)	50

Net income	€5,958	€3,600	€14,366	€12,264

Earnings per share
Basic and diluted net income per share	€0.20	€0.12	€0.49	€0.42

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100
The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues	€10,176	€8,627	€25,354	€24,014
Cost of revenues	(3,228)	(3,862)	(8,112)	(11,851)
General and administrative	(73)	(1,679)	(3,072)	(5,218)
Financial income (expense), net	(1,343)	(915)	(2,123)	(1,616)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Nine Months Ended
	September 30,
	2008	2007

Cash flows from operating activities:
Net income	€14,366	€12,264
Adjustments to reconcile net income to net cash provided by operating activities	12,572	7,263
Change in operating assets and liabilities, net of amounts acquired	(129,164)	(85,592)
Change in operating assets and liabilities due to temporary joint ventures	(323)	(5,200)

Net cash provided by (used in) operating activities	€(102,549)	€(71,265)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,590	8,045
Due from related parties	34,115	22,917
Acquisition of subsidiaries, net of cash	(738)	(6,997)
Purchase of property, plant & equipment	(5,790)	(4,152)
Investments in intangible assets	(1,284)	—
Disposal /(acquisition) of equity method investments	(4,945)	260

Net cash provided by (used in) investing activities	€29,948	€20,073

Cash flows from financing activities:
Proceeds from long-term debt	1,331	2,193
Repayment of long-term debt	(1,187)	(4,942)
Proceeds from short-term debt	66	25,712
Repayment of short-term debt	(21,556)	(15,756)
Due to related parties	102,658	52,824
Dividends paid	(9,951)	(8,774)
Dividends paid to minority interest	(1,163)	—
Proceeds (repayments) of long term liabilities	(191)	(711)

Net cash provided by (used in) financing activities	€70,007	€50,546

Net increase (decrease) in cash and cash equivalents	€(2,594)	€(646)
Net effect of foreign exchange in cash and cash equivalents	249	(273)
Cash and cash equivalents at the beginning of period	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235

Cash and cash equivalents at the end of period	€71,410	€68,313

Supplemental disclosure of cash information
Cash paid for the period:
Interest	€10,651	€8,820
Income tax	4,537	2,098

Non-cash transactions:
Capital leases	€2,101	€2,546
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros except share amounts)

			Additional		Accumulated Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income / (Loss)	Equity
Balance, December 31, 2007	29,247,100	€87,889	€42,072	€65,453	€(5,294)	€190,120
Comprehensive income:
Net Income	—	—	—	14,366	—	14,366
Foreign currency translation adjustment	—	—	—	—	338	338
Derivatives qualifying as hedges	—	—	—	—	(1,300)	(1,300)

Total comprehensive income						13,404
Parent company stock purchase plan expense	—	—	177	—	—	177
Dividends paid	—	—	—	(9,951)	—	(9,951)

Balance, September 30, 2008	29,247,100	€87,889	€42,249	€69,868	€(6,256)	€193,750

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
1. Description of Business
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the nine-month period ended September 30, 2008 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on March 10, 2008 (the “Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly,

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required initially to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that adoption of this Statement will affect the presentation of its shareholders’ equity, as it will include minority interest, but not its results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This Statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this Statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company expects that adoption of this Statement will significantly affect the accounting for its future business combinations.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this Statement.
     In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
4. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Unión Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all ventures. In accordance with FASB Interpretation 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the partner most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method and hence, not consolidated. There were no such investments at September 30, 2007. The total carrying value of equity method investments that correspond to UTEs joint ventures as of September 30, 2008 was € 574.
     As of September 30, 2008, total assets coming from consolidated UTEs entities amounted to € 45,850. Total revenue recognized with respect to these consolidated joint ventures was € 19,425 including € 12,813 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2008, and € 30,083, including € 21,006 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2008. During the corresponding periods in 2007, revenue recognized with respect to these consolidated joint ventures was € 6,792, including € 4,549 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2007, and € 22,542, including € 15,506 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2007.
     Total cost of revenues recognized with respect to these consolidated joint ventures was € 16,900 including € 11,175 of costs of other venture partners in these arrangements, during the three months ended September 30, 2008, and € 27,385, including € 19,305 of costs of other venture partners in these arrangements, during the nine months ended September 30, 2008. During the corresponding periods in 2007, costs of revenue recognized with respect to these consolidated joint ventures was € 5,794, including € 4,035 of costs of other venture partners in these arrangements, during the three months ended September 30, 2007, and € 22,010, including € 15,371 of costs of other venture partners in these arrangements, during the nine months ended September 30, 2007. There are no consolidated assets that are collateral for the UTEs’ obligations. As of September 30, 2008, the enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 763.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
5. Inventory
     Inventory consists of the following:

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Raw Materials	€6,485	€4,609
Work-in-progress	20,294	16,585

	€26,779	€21,194

6. Investments Carried Under the Equity Method
     On May 8, 2008, the Company’s subsidiary, Telvent Energia S.A., (“Telvent Energia”) signed a joint venture agreement with the DMS Group LLC (“DMS Group”), based in Serbia, under which both companies established a limited liability company under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS, LLC”) for the purpose of product integration. Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%.
     Telvent has agreed to make a total investment of € 6,111 related to the joint venture. As of September 30, 2008, € 4,111 of this committed investment was made. Telvent is committed and obligated to make payments for the remaining € 2,000, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008). As of September 30, 2008, the liability corresponding to the outstanding payments has been booked in “Accrued and other liabilities” for the € 1,000 amount due before September 30, 2009 and in “Other long term liabilities” for the € 1,000 amount due after that date.
     The Company carries certain other investments under the equity method, as described in Note 4.
7. Acquisitions
Acquisition of Matchmind
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,646, including acquisition costs. Matchmind specializes in systems integration, consulting services and information technology outsourcing. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     The Company has completed finalized the purchase price allocation with respect to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated to goodwill.
     The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
October 1, 2008
Cash and cash equivalents	€79
Currents assets	14,801
Property, plant and equipment	1,210
Liabilities assumed	(12,237)
Intangible assets:
Trade names	4,111
Customer contracts and relationships	5,881
Goodwill	13,799
Deferred tax liability	(2,998)

Total purchase price	€24,646

     The results of operations of Matchmind have been included in the Company’s Global Services segment from the date of its acquisition.
8. Short-term and Long-term Debt
     On February 15, 2008, the Company signed an amendment to its credit agreement with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) to extend the grace period under which it will have to make no payments (principal or interest) until November 10, 2008, consequently extending the term of the credit agreement to 23 years. As of September 30, 2008, the amount outstanding with Unicaja under the credit agreement in connection with El Toyo Digital City Project was € 10.0 million.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to Telvent Canada and its subsidiary, Telvent USA. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3.0 thousand. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6.0 thousand and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12.0 thousand for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. The amount outstanding under this agreement was € 1,918 as of September 30, 2008. The New Credit Agreement is a “demand facility” agreement which means that there is no maturity date and that any borrowings made under it are repayable on demand. The Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     On April 28, 2008, our subsidiary, Telvent Traffic, entered into an agreement to amend its credit agreement with Bank of America N.V. as successor to LaSalle Bank National Association, dated May 31, 2006. The credit agreement was amended to extend the termination date until April 30, 2009. The credit agreement is described in our Form 20-F filed March 10, 2008. The amount outstanding under this agreement was € 17,479 as of September 30, 2008.
9. Financial Instruments
     The following table provides quantitative information about the Company’s foreign exchange contracts by principal currency as of September 30, 2008 and December 31, 2007.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	As of September 30, 2008
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts
U.S. Dollar	€2,119	€56,149	€2,286	€56,374
Swedish Kronor	10	2,986	—	—
Kuwaiti Dinar	—	—	1,175	10,600
Euro	214	5,998	295	4,487
Canadian Dollar	40	637	—	—
Moroccan Dirham	103	2,002	—	—
Jordanian Dinar	41	373	72	647
Qatari Riyal	53	1,546	180	3,833
Japanese Yen	—	—	8	680
Thai Baht	—	—	40	1,021
Brazilian Real	—	—	—	—
Australian Dollar	1	6	—	—
Chinese Yuan	1	35	—	—

	€2,582	€69,732	€4,056	€77,642
Interest rate contracts:
Interest rate caps	485	27,631	—	—

Total	€3,067	€97,363	€4,056	€77,642

	As of December 31, 2007
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts
U.S. Dollar	€2,207	€68,134	€2,077	€63,222
Swedish Kronor	—	—	1,215	18,354
Euro	363	28,913	76	7,835
Canadian Dollar	8	394	42	1,199
Moroccan Dirham	—	—	1	29
Jordanian Dinar	12	609	6	327
Qatari Riyal	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Baht	126	1,435	247	2,812
Chinese Yuan	12	1,404	—	144

	€2,859	€105,964	€3,686	€95,344
Interest rate contracts:
Interest rate caps	685	19,032	—	—

Total	€3,544	€124,996	€3,686	€95,344

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     On January 1, 2007, the Company started to apply hedge accounting under SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, for all derivatives instruments entered into starting January 1, 2007. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. In addition, the tables above include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the nine-month period ended September 30, 2008, amounted to €  (15) before income taxes.
     The effective portion of cash-flow hedges recorded in Other comprehensive income as of September 30, 2008 amounts to €  (929), net of tax. From that total amount, €  (450) will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
10. Due To and From Related Parties
     During the normal course of business, the Company conducts operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€13,357	€3,694
Credit line receivable	964	35,079

	€14,321	€38,773

Due to related parties:
Trade payables	€12,725	€12,476
Credit line payable	115,497	12,839

	€128,222	€25,315

     The Company has an available bilateral credit agreement with its parent, Abengoa of approximately € 80,975 (€ 60,000 related to Telvent on a consolidated basis, plus an additional

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
U.S. $30.0 thousand available to Telvent Mexico, which was converted from U.S. Dollars to Euros based on the exchange rate at close on September 30, 2008). If any of the parties of the bilateral credit agreement requests an advance that would cause the total amount owed by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In this case, according to the terms of the bilateral agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2008, the credit limit was exceeded with the authorization of Abengoa and, thus, the bilateral credit agreement was automatically modified. The Company’s net credit line payable under this credit arrangement as of September 30, 2008 was € 114,533 with no amount remaining available as of this date.
     The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
11. Commitments and Contingencies
Commitments
     On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec., increasing its total ownership stake to 15% with a carrying value of € 5,582. S21 Sec is a leading Spanish company specializing in computer security. Telvent also has a commitment to acquire an additional 10% of the shares of S21 Sec on or before October 31, 2010, subject to the completion of certain conditions. The obligation of Navarra de Gestión para la Administración S.A.’s (“NGA”) to sell the additional 10% of the shares of S21 Sec, is conditional upon Telvent and any company part of the Abengoa Group investing € 15 million in the territory of Navarra. This investment is carried at cost.
     The stock purchase agreement with respect to the acquisition of 100% of the shares of Telvent Caseta provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit. During May 2008, the Company’s subsidiary, Telvent Traffic, paid U.S. $1,133 to the sellers of the shares of Telvent Caseta in respect of the earn out payment for the year 2007 which was payable to the sellers pursuant to the terms of the share purchase agreement between Telvent Traffic and the sellers. In November 2008, an additional payment amounting to U.S. $296 was made, pursuant to the terms of this share purchase agreement.
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,646. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
     Acquisition of DTN
     On September 15, 2008, Telvent Export, S.L. (“Telvent Export”), a wholly-owned Spanish subsidiary of Telvent GIT, S.A., entered into a Stock Purchase Agreement (the “SPA”) with DTN Holding Company, Inc., a Delaware corporation (“DTN”), the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative, pursuant to which Telvent Export acquired all of the issued and outstanding shares of the capital stock of DTN on October 28, 2008 (the “Acquisition”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the SPA, the purchase price for 100% of the shares of capital stock of DTN is an amount equal to U.S. $445,000 less the amount of DTN’s existing indebtedness for borrowed money (approximately U.S. $223,000), plus the cash held by DTN and its subsidiaries on the closing date (the “Equity Value”). The Equity Value amounted to U.S. $245,311.
     The Equity Value is payable in two payments: (i) a cash payment made on the closing date; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the Closing Date, adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011.
     The Company financed the Acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103,000 partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57,500; and the balance from the Company’s own resources and proceeds of its IPO. On October 28, 2008, the Company also closed this private placement transaction and unsecured loan on October 28, 2008, as it is discussed in the “Subsequent Events” note below.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. As of September 30, 2008, the development and installation work for the El Toyo project was complete, although acceptance by the client has not been yet obtained. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, we consider that the matter has now been concluded.
     The Company has completed negotiations with the sellers of Telvent Farradyne, Inc., formally called PB Farradyne, Inc. (“Telvent Farradyne”), a company we acquired in 2006, regarding the resolution of certain claims by the Company related to the carrying value of net assets purchased and resulting adjustments to the purchase price. The claim has been settled and the sellers have paid Telvent Traffic U.S. $2.4 thousand in respect of Telvent Traffic’s claims for indemnity under the purchase agreement. Telvent Traffic and the sellers have agreed to release each other from all claims except for certain types of claims that may arise in the future as a result of matters which are unknown at the date of the settlement.
     The Company’s subsidiary, Telvent China, is in an arbitration proceeding regarding the resolution of certain claims it made against the sellers of 80% of the shares of Beijing Blue Shield High & New Tech. Co, Ltd. (“Beijing Blue Shield”), which we acquired in 2006. These claims relate to the carrying value of net assets purchased. Two arbitration hearings have been held but the arbitration panel has not yet come to a decision. On September 24, 2008, the arbitration panel made a decision to appoint an independent accounting firm to review and verify the claims of Telvent China that the sellers made misrepresentations in the share purchase agreement concerning the accuracy of the financial statements of Beijing Blue Shield. Telvent China is waiting for the arbitration panel to make the appointment.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
Performance Guarantees
     In the ordinary course of business, the Company provides performance guarantees in the form of performance bonds to its customers in order to ensure the Company fulfils the terms of the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract which is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate such risk. These guarantees are generally not drawn upon as the Company will usually complete the underlying contract or renegotiate the contract’s terms.
     As of September 30, 2008, the Company maintains the following performance and financial guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
		(Unaudited)
Performance guarantees	€201,482	€16,352	€—
Financial Guarantees	1,938	—	—

	€203,420	€16,352	€—

     The maximum potential payments represent a “worst-case scenario” and does not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to partially offset the Company’s payments under guarantees.
Product Warranties
     The Company provides product warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its product warranties.
Financial Guarantees — confirming agreements
     In the normal course of business, the Company enters into contracts whereby it assigns to a financial institution the payment administration process of certain of its accounts payable to suppliers (through “confirmed bank payments” or “confirming” contracts). All such amounts due to suppliers are classified in “Accounts Payable”, whether a confirming contract exists or not. These confirming contracts require that the Company guarantee payment to the financial institutions of the invoices upon the applicable maturity.
     Between April and August 2008, the Company, together with its majority shareholder Abengoa, S.A. and certain subsidiaries of Abengoa, S.A. (other than subsidiaries of the Company), signed certain confirming contracts under which each company, including the Company and its subsidiaries, guaranteed all of the obligations of the other Abengoa companies who were parties to such confirming contracts. Such confirming contracts were amended to

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
retroactively exclude the Company and its subsidiaries as guarantors of obligations of any of the Abengoa companies that are not subsidiaries of the Company.
12. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impact on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	Nine-Month Period Ended
	September 30, 2008
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€126,545	€183,765	€26,597	€23,525	€97,172	€457,604
Cost of revenues	96,371	140,941	20,580	20,975	64,753	343,620

Gross profit	€30,174	€42,824	€6,017	€2,550	€32,419	€113,984

Operating expenses						(85,560)
Other income (expenses), net						(8,953)

Income before income taxes						€19,471

	Three-Month Period Ended
	September 30, 2008
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€46,291	€77,064	€8,701	€5,512	€32,101	€169,669
Cost of revenues	34,372	59,939	8,170	5,240	20,313	128,034

Gross profit	€11,919	€17,125	€531	€272	€11,788	€41,635

Operating expenses						(29,676)
Other income (expenses), net						(2,746)

Income before income taxes						€9,213

	Nine-Month Period Ended
	September 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€164,842	€155,174	€26,454	€29,283	€30,849	€406,602
Cost of revenues	129,220	121,180	19,619	24,476	18,362	312,857

Gross profit	€35,622	€33,994	€6,835	€4,807	€12,487	€93,745

Operating expenses						(71,149)
Other income (expenses), net						(9,116)

Income before income taxes						€13,480

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

	Three-Month Period Ended
	September 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€52,470	€50,948	€6,957	€7,226	€11,042	€128,643
Cost of revenues	40,128	39,572	5,478	5,855	6,920	97,953

Gross profit	€12,342	€11,376	€1,479	€1,371	€4,122	€30,690

Operating expenses						(21,563)
Other income (expenses), net						(4,192)

Income before income taxes						€4,935

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

	As of September 30, 2008 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total

Segment assets	€195,622	€279,268	€42,924	€34,856	€124,906	€677,576
Unallocated assets						24,868

Total assets						€702,444

	As of December 31, 2007 (Audited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total

Segment assets	€192,238	€238,429	€36,738	€31,805	€111,678	€610,888
Unallocated assets						62,631

Total assets						€673,519

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
Geographic Information
     For the nine months ended September 30, 2008 and 2007, sales outside of Spain comprised 47.3% and 54.2% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)

Europe	€266,802	€236,550
Latin America	60,883	54,464
North America	72,544	83,303
Asia-Pacific	15,997	17,012
Middle-East and Africa	41,378	15,273

	€457,604	€406,602

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Portugal	€4,331	€4,621
North America	911	1,342
Latin America	522	433
China	1,970	1,895
Others	154	207

	€7,888	€8,498

     13. Subsequent Events
     Acquisition of DTN
     As discussed in the “Commitments and Contingencies” section in Note 11, on October 28, 2008 Telvent Export closed the transactions contemplated by the Stock Purchase Agreement (the “SPA”) by and among Telvent Export, DTN Holding Company, the stockholders of DTN and GSC Recovery IIA, L.P., as Sellers’ Representative, pursuant to which Telvent Export acquired all of the issued and outstanding shares of the capital stock of DTN.
     On October 28, 2008, the Company also completed the transactions contemplated by the purchase agreements, dated September 11, 2008, with certain existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., (collectively, the “Investors”), pursuant to which the Investors purchased, in a private placement transaction, an aggregate of 4,847,059 ordinary shares of the Company, nominal value € 3.00505 per share, at a

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)
negotiated price per share of U.S. $21.25 for aggregate consideration of approximately U.S. $103,000.
     In connection with financing the closing of the acquisition, on October 28, 2008, the Company also borrowed € 57,500 under the unsecured loan agreement governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders.
     On November 19, 2008, the Company’s controlling shareholder, Abengoa, S.A., issued a press release informing that, as a result of the interest demonstrated by certain parties, Abengoa S.A. will commence an analysis of a potential sale of its ownership interest in Telvent GIT, S.A. The mentioned process is being given confidential treatment (including in connection with its external consultants, directors, officers and other personnel involved in the analysis).

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
Results of Operations
     Our results of operations for the three- and nine-month periods ended September 30, 2008 and September 30, 2007 include the results of operations of our acquisitions at different points during the periods reviewed:
•	On April 27, 2007, we completed the acquisition of 100% of the shares of Telvent Caseta, an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The results of operations of Telvent Caseta are reflected in our results of operations for the three- and nine-month periods ended September 30, 2008, but only since April 27, 2007 for the three- and nine- month periods ended September 30, 2007.
•	Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of the shares of Matchmind, a company that specializes in system integration, consulting services and information technology outsourcing. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of the shares of Matchmind in three different phases, acquiring 12%, 10% and 20% of such shares in 2009, 2010, and 2011, respectively. The results of operations of Matchmind, net of minority interest, are reflected in our results of operations for the three- and nine-month periods ended September 30, 2008, but not in the corresponding periods in 2007.

The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three- and nine-month periods ended September 30, 2008 and 2007:

					Percentage
					of Revenues
			Percentage of		for the
			Revenues for the	For the Three	Three Months
	For the Three Months Ended		Three Months Ended	Months Ended	Ended	Percentage
	September 30,		September 30,	September 30,	September 30,	Change

	2008(1)	2008	2008	2007	2007	2007-2008

	(In thousands, except percentages)

Revenue	$238,911	€169,669	100%	€128,643	100%	31.9%

Cost of revenue	180,285	128,034	75.5	97,953	76.1	30.7%

Gross profit	58,626	41,635	24.5	30,690	23.9	35.7%

General and administrative	24,066	17,091	10.1	10,529	8.2

Sales and marketing	7,116	5,054	3.0	4,569	3.6

Research and development	6,545	4,648	2.7	4,105	3.2

Depreciation and amortization	4,060	2,883	1.7	2,360	1.8

Total operating expenses	41,787	29,676	17.5	21,563	16.8

Income from operations	16,839	11,959	7.0	9,127	7.1	31.0%

Financial income (expense), net	(4,124)	(2,929)	1.7	(4,192)	3.3

Income from companies carried under the equity method	258	183	0.0	—	—

Total other income (expense)	(3,866)	(2,746)	1.6	(4,192)	3.3

Income before income taxes	12,973	9,213	5.4	4,935	3.8	86.7%

Income tax expense	2,815	1,999	1.2	1,033	0.8

Net income before minority interest	10,158	7,214	4.3	3,902	3.0	84.9%

Loss (Profit) attributable to minority interest	(1,769)	(1,256)	0.7	(302)	0.2

Net income	$8,389	€5,958	3.5	€3,600	2.8	65.5%

Basic and diluted net income per share	$0.28	€0.20		€0.12

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4081 to € 1.00 (based on the noon buying rate on September 30, 2008). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

					Percentage of
			Percentage of		Revenues for
			Revenues for the	For the Nine	the Nine
	For the Nine-Months Ended		Nine Months Ended	Months Ended	Months Ended	Percentage
	September 30,		September 30,	September 30,	September 30,	Change

	2008(1)	2008	2008	2007	2007	2007-2008

	(In thousands, except percentages)

Revenues	$644,352	€457,604	100%	€406,602	100%	12.5%

Cost of revenues	483,851	343,620	75.1	312,857	76.9	9.8%

Gross profit	160,501	113,984	24.9	93,745	23.1	21.6%

General and administrative	65,116	46,244	10.1	36,946	9.1

Sales and marketing	24,066	17,091	3.7	12,816	3.2

Research and development	19,347	13,740	3.0	13,864	3.4

Depreciation and amortization	11,948	8,485	1.9	7,523	1.9

Total operating expenses	120,477	85,560	18.7	71,149	17.5

Income from operations	40,024	28,424	6.2	22,596	5.6	25.8%

Financial income (expense), net	(13,042)	(9,262)	2.0	(9,116)	2.2
Income from companies carried under the equity method	435	309	0.0	—	—

Total other income (expense)	(12,607)	(8,953)	2.0	(9,116)	2.2

Income before income taxes	27,417	19,471	4.3	13,480	3.3	44.4%

Income tax expense	4,609	3,273	0.7	1,266	0.3

Net income before minority interest	$22,808	16,198	3.5	12,214	3.0	32.6%

Loss (Profit) attributable to minority interest	(2,581)	(1,832)	0.4	50	0.0

Net income	20,229	€14,366	3.1	€12,264	3.0	17.1%

Basic and diluted net income per share	$0.69	€0.49		€0.42

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4081 to € 1.00 (based on the noon buying rate on September 30, 2008). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
Bookings and Backlog
New contract bookings represent new contracts signed during the period, regardless of performance. New contract bookings for the three months ended September 30, 2008 were € 148.9 million, an increase of € 44.5 million, or 42.6%, as compared to new bookings of € 104.4 million for the three months ended September 30, 2007. We can attribute this increase to organic growth (33.4%) and the acquisition of Matchmind, which was acquired in October 2007.
     New contract bookings for the nine months ended September 30, 2008 were € 476.9 million, an increase of € 30.0 million, or 6.7%, as compared to new bookings of € 446.9 million for the nine months ended September 30, 2007.
     Backlog as of September 30, 2008 was € 573.0 million, an increase of € 57.3 million, or 11.1%, from a backlog of € 515.7 million as of September 30, 2007. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
September 30,	September 30,	Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 169,669	€ 128,643	31.9%

Nine Months Ended	Nine Months Ended	Percent
September 30,	September 30,	Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 457,604	€ 406,602	12.5%
     The increase in revenues for the nine-month period ended September 30, 2008 over the corresponding period in 2007 was primarily due to the effect of the revenues generated by Matchmind, acquired in October 2007, which contributed € 53.3 million for the nine-month period ended September 30, 2008, with no corresponding contribution in the same period of the prior year. The increase in revenues was also due to the good performance of the Transportation segment in the Middle East and Africa region, caused in part by the ATVAM project in Saudi Arabia, and an increase in Latin America.

     Our Public Administration segment continues to show lower revenues than in the same periods of the prior year, primarily due to the general economic situation in Spain and to the transition period after the March 2008 government elections in Spain, which caused delays in budget and contract approval processes. Finally, we were negatively affected by the depreciation of the U.S. Dollar against the Euro, as approximately 15% of our revenues are recorded in U.S. Dollars.
     Concerning the three-month period ended September 30, 2008, our revenues increased over the corresponding period in 2007, primarily due to the good performance in our Transportation segment, caused in part by the ATVAM project in Saudi Arabia mentioned above and also from the effect of the revenues generated by Matchmind.
Cost of Revenues

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 128,034	75.5%	€97,953	76.1%	30.7%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 343,620	75.1%	€312,857	76.9%	9.8%
     Cost of revenues decreased as a percentage of revenues period-to-period, mainly due to our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins. The decrease also is the result of the inclusion in our Global Services Segment of Matchmind, which contributes with higher margins than the majority of other Telvent segments, and the contribution of higher margins from our Transportation segment.
     Additionally, cost of revenues for the nine-month periods ended September 30, 2008 and September 30, 2007 included € 19.3 million and € 15.4 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners; and such consolidated costs reduced our gross margins. Excluding the results attributable to our joint venture partners and including the margins from our equity method investments, our gross margins for the nine-month periods ended September 30, 2008 and September 30, 2007 would have been 25.3% and 23.9%, respectively.

General and Administrative

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 17,091	10.1%	€10,529	8.2%	62.3%

Nine Months		Nine Months
Ended		Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 46,244	10.1%	€36,946	9.1%	25.2%
     Our general and administrative expenses increased by € 9.3 million, or 25%, from the nine-month period ended September 30, 2007 to the nine-month period ended September 30, 2008, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2007, Telvent Caseta and Matchmind, which contributed € 1.4 million and € 10.1 million for the nine-month period ended September 30, 2008, with no corresponding contribution from Matchmind and a contribution of € 0.2 million from Telvent Caseta, in the same period of the prior year. Absent the consolidation of general and administrative expenses coming from these acquisitions, general and administrative expenses decreased as a percentage of revenues.
Sales and Marketing

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 5,054	3.0%	€4,569	3.6%	10.6%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 17,091	3.7%	€12,816	3.2%	33.4%
     Our sales and marketing expenses have increased as a percentage of revenues from the nine-month period ended September 30, 2007 to the nine-month period ended September 30, 2008 primarily due to the consolidation of sales and marketing expenses from Matchmind, which contributed € 4.2 million in the first nine months of 2008, with no corresponding contribution over the same period of the prior year.

Research and Development

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 4,648	2.7%	€4,105	3.2%	13.2%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 13,740	3.0%	€13,864	3.4%	(0.9)%
     Our research and development expenses decreased as a percentage of revenues in the three-and nine-month periods ended September 30, 2008 over the corresponding periods in 2007. Nonetheless, we strive to reach and maintain a level of investment in research and development of approximately 3.5% to 4% as a percentage of revenues (gross of grants and subsidies), excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses with the realization of synergies from the integration of the businesses we acquired during 2007.
Depreciation and Amortization

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 2,883	1.7%	€2,360	1.8%	22.2%

Nine Months Ended		Nine Months Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 8,485	1.9%	€7,523	1.9%	12.8%
     Our depreciation and amortization expense increased from the three- and nine-month periods ended September 30, 2007 to the three - and nine-month periods ended September 30, 2008, but remained fairly stable as a percentage of revenues. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships, was € 1.4 million and € 3.1 million in the three- and nine-month periods ended September 30, 2008, respectively, and € 0.8 million and € 2.3 million, respectively, in the corresponding periods of the prior year.

Financial Income (Expense), Net

Three Months Ended		Three Months Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (2,929)	1.7%	€(4,192)	3.3%	(30.1)%

Nine Months Ended		Nine Months Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (9,262)	2.0%	€(9,116)	2.2%	(1.6)%
     Net financial expense remained fairly stable from nine-month period ended September 30, 2007 to the nine-month period ended September 30, 2008.
     Financial expenses, excluding exchange rate differences, increased mainly due to an increase in interest generated under the sale and lease-back agreement signed by our subsidiary, Telvent Housing, in October 2007, to an increase in interest costs related to advance payments from financial institutions and an increase in interest costs related to the bilateral credit arrangement with our parent company, Abengoa. Financial revenues, excluding exchange rate differences, decreased as a result of a decrease in the positive fair value of our interest rate cap agreements and to a decrease in the interest received from our short term investments funds.
     In the nine-month period ended September 30, 2008 we obtained a net foreign exchange gain, mainly due to the positive effect of the fair value of our derivative contracts.
Segment Analysis
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impact on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended September 30, 2008
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€46,291	€77,064	€8,701	€5,512	€32,101	€169,669
Gross Profit	11,919	17,125	531	272	11,788	41,635
Gross Margin	25.7%	22.2%	6.1%	4.9%	36.7%	24.5%

	Three Months Ended September 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€52,470	€50,948	€6,957	€7,226	€11,042	€128,643
Gross Profit	12,342	11,376	1,479	1,371	4,122	30,690
Gross Margin	23.5%	22.3%	21.3%	19.0%	37.3%	23.9%

	Nine Months Ended September 30, 2008
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€126,545	€183,765	€26,597	€23,525	€97,172	€457,604
Gross Profit	30,174	42,824	6,017	2,550	32,419	€113,984
Gross Margin	23.8%	23.3%	22.6%	10.8%	33.4%	24.9%

	Nine Months Ended September 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€164,842	€155,174	€26,454	€29,283	€30,849	€406,602
Gross Profit	35,622	33,994	6,835	4,807	12,487	93,745
Gross Margin	21.6%	21.9%	25.8%	16.4%	40.5%	23.1%
     Energy

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€46,291	€52,470	€126,545	€164,842
Gross Profit	11,919	12,342	30,174	35,622
Gross Margin	25.7%	23.5%	23.8%	21.6%
Revenue growth rate over prior period	(11.8)%		(23.2)%
     Our Energy segment revenues in the three- and nine- month periods ended September 30, 2008 decreased when compared to the three- and nine- month periods ended September 30, 2007. The revenue decline was mainly due to the expected smaller contribution of the Vattenfall project, which is ending the installation phase and moving to the operations and maintenance phase. This project alone contributed revenues of € 12.3 million during the first nine months of 2008, compared to € 40.7 million for the same period in 2007. In addition, the decrease in revenues is due to the fact that approximately 40% of our Energy segment revenues were recorded under the U.S. Dollar, which has significantly depreciated against the Euro, our reporting currency, during the first nine months of 2008.
     Gross Margin for the nine-month period ended September 30, 2008 was 23.8%, compared to 21.6% in the same period of the previous year. Gross margin also increased quarter over quarter in the three-month period ending September 30, 2008. Theses increases in gross margin were primarily due to lower revenue contribution from the Vattenfall project, which carried a lower gross margin than the average for the segment.
     Backlog as of September 30, 2008 for the Energy segment amounted to € 130.9 million.
     Oil & Gas
     In the nine months ended September 30, 2008, revenues in our Oil & Gas business were € 45.3 million compared to revenues in the same period of 2007 which were € 47.7 million. The decrease is primarily attributable to a relatively lower contribution from Mexico in the first three quarters of this year and the negative foreign exchange impact of the U.S. Dollar against the Euro. Practically all of our Oil & Gas revenues were recorded in currencies other than the Euro, overshadowing the continued strong market position, the high level of repeat upgrade business from OASyS customers and the increasing revenues generated from advanced applications in this sector. However, revenues in our Oil & Gas business increased by 27.4% during the third quarter of 2008, compared to the same period in 2007.
     North America continues to be the largest revenue contributor in our Oil & Gas business. Revenues reported in this region increased by 2.0%, when comparing the nine months ended September 30, 2008 to the same nine months of 2007. Without the foreign currency translation impact, revenues for the first nine months of 2008 would have increased by approximately 15%.
     Bookings in this region for the first nine months of 2008 and the corresponding backlog generated highlight a very strong positive linear trend when comparing previous years, showing a year-over-year increase of 64.4% in U.S. Dollars. These results reflect the successful development of the high-value added advanced applications strategy coupled with the continuing strong market leading position of Telvent’s OASyS SCADA platform.
     In Latin America, revenues have decreased 34.2% from € 12.2 million in the first nine months of 2007 to € 8.0 million in the same period of 2008, mainly due to a reduced contribution from Mexico. However, we believe that prospects in Mexico and the rest of Latin America are strong supported by a strong pipeline for the remainder of 2008 and into 2009.
     In our Asia-Pacific region, revenues for the nine months ended September 30, 2008 amounted to € 5.4 million, compared to € 3.7 million for the same period in 2007. This increase was a direct result of new project start-ups in China. In addition, we believe that prospects in both China and Australia look promising going forward.

In the Middle-East and Africa region, revenues for the nine-month period ended September 30, 2008 amounted to € 2.3 million, growing over recorded revenues in the same period of 2007 of € 0.8 million. This increase can be primarily attributed to the planned implementation of SCADA systems in control centers of the Abu Dhabi Marine Operating Company. This project will continue throughout 2009 and we believe it will provide a strong foundation to business growth in this region.
     Electricity
     Our revenues for the electric utility business for the nine-month period ended September 30, 2008 have decreased 30.6%, from € 117.1 million in the nine-month period ended September 30, 2007 to € 81.3 million in the same period of 2008, mainly due to the expected revenue decline in the Vattenfall Smart Metering project, which is coming to completion of the installation phase, and moving into the operations and maintenance phase. We foresee significant opportunities in all geographies over the medium term, as proposals for several large AMI (Smart Metering) projects have been submitted or are being developed in Europe, North America and the Middle East.
     In Europe, revenues decreased from € 67.3 million in the nine first months of 2007 to € 39.1 million in the same period of 2008. This was, as previously mentioned, the result of the revenue flow on the Vattenfall project. In Spain, despite the delays in the investment by one of our main customers, revenues in the first nine months of 2009 increased slightly over the same period of 2007. In addition, we have entered into contracts with Abengoa to supply products and services related to important projects for solar power plants and bioethanol fields and we expect that these contracts will contribute significantly in revenues for our electric business during the fourth quarter of 2008 and 2009.
     In North America, our electric utility business revenue for the nine months ended September 30, 2008 decreased by 17.6% compared to the same period of 2007. This shortfall was in part due to foreign exchange effect, and in part due to customers’ delay of key orders until later this year. However, we believe the booking forecast continues to be strong.
     Our Enterprise GIS (Geographical Information Systems) business generated revenues of € 12.2 million during the nine-month period ending September 30, 2008, compared to € 10.1 million in the same period of 2007. We see the integration of Enterprise GIS with real-time applications, a key differentiator for Telvent in our Smart Grid strategy, continuing to generate market interest. To keep pace with the growing backlog, Telvent’s Enterprise GIS competency center in Fort Collins, Colorado has been growing at a rapid rate.
     In Latin America, revenues in the first nine months of 2008 decreased by 16.6% over the same period of 2007. The decrease in revenues in this region was mainly due to the weak results in the electric businesses in Mexico and Brazil.

However, positive results come from other countries like Colombia, Chile, Ecuador and Panama where we now have large projects in house and generating revenues.
     We have been more active in the electric sectors of the Middle-East and Africa region where our revenues increased from € 1.6 million in the nine-month period ended September 30, 2007 to € 2.8 million in the same period of 2008. This growth can be primarily attributed to the success in several medium sized projects in Mozambique and Lebanon. The existing Tunisia project has experienced significant activity since the customer has issued the final acceptance clearing the way to enter the operations phase. We see this as a very positive development which will bring us near completion of the project.
     Transportation

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€77,064	€50,948	€183,765	€155,174
Gross Profit	17,125	11,376	42,824	33,994
Gross Margin	22.2%	22.3%	23.3%	21.9%
Revenue growth rate over prior period	51.3%		18.4%
     Our Transportation segment revenues for the three months ended September 30, 2008 increased by 51.3%, as compared to the three months ended September 30, 2007. Overall revenues have also increased by 18.4% during the first nine months of 2008, compared to the same period of 2007. The increase in revenues mainly resulted from good business performance in Brazil and Venezuela, and the contribution of the Automatic Traffic Violations Administering and Monitoring (“ATVAM”) project in Saudi Arabia. Our gross margin during the third quarter of 2008 was 22.2%, in line with gross margin for the same period of 2007. In the nine-month period of 2008, our gross margin increased from 21.9% to 23.3% when compared to the same period of 2007, mainly due to the good performance of projects with higher margins in Spain, North America and Mexico.
     Most of our temporary joint venture consortiums are in our Transportation segment. Excluding the impact of the consolidation of these consortiums, our revenues in this segment increased by 42.4% in the third quarter year-over-year. In the nine-month period ended September 30, 2008, our revenues in this segment excluding this effect increased by 19.3% compared to the same period in 2007. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 23.4% in the third quarter ended September 30, 2008, in line with gross margin in the same period of 2007. Our gross margin, excluding this effect, was 24.6% for the nine months ended September 30, 2008, compared to 24.1% for the same period in 2007.
     In Europe, where the majority of our projects are currently being executed in Spain, revenues for the nine months ended September 30, 2008 decreased by 3.5%, as compared to the nine months ended September 30, 2007. This decrease was mainly caused by delays suffered in some projects and new bookings related to the traffic market as a consequence of the general elections that took place in Spain in March 2008.
     In North America, our revenues were € 24.4 million during the first nine months of 2008, compared to € 30.1 million in the same period of 2007. This decrease was primarily due to the fact that the U.S. Dollar has significantly depreciated against the Euro, our reporting currency, during the first nine months of 2008, and also due to some delays due to budget restrictions experienced in some states.
     In Latin America, our revenues increased significantly by 105.6% in the nine-month period ended September 30, 2008, growing from € 12.8 million in the first nine months of 2007 to € 26.4 million in the same period of 2008. This increase was mainly due to the general improvement in the Brazilian and Venezuelan markets and the achievement of milestones in the traffic control project for Panama City.
     In the Asia-Pacific region, our revenues for the nine-month period ended September 30, 2008 were € 7.7 million, compared to € 8.8 million in the same period of 2007. This decrease was primarily due to the completion in the first half of 2008 of some projects in China such as Beijing Supercenter, Xin Xiang UTC and Erdos UTC.
     In the Middle-East and Africa regions, we experienced a significant increase in our revenues. Our revenues for the first nine months of 2008 were € 32.2 million, compared to € 7.0 million for the first nine months of 2007. As previously mentioned, the primary reason for this increase was the contribution of the ATVAM project in Saudi Arabia.
     Backlog as of September 30, 2008 for the Transportation segment amounted to € 256.8 million.
     Environment

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€8,701	€6,957	€26,597	€26,454
Gross Profit	531	1,479	6,017	6,835
Gross Margin	6.1%	21.3%	22.6%	25.8%
Revenue growth rate over prior period	25.1%		0.5%
     Revenues in our Environment segment increased from € 7.0 million in the third quarter of 2007 to € 8.7 million in the third quarter of 2008, thus compensating for the lower revenues experienced in the past quarter. As a result, in the nine-month period ended September 30, 2008, revenues increased slightly over the same period of 2007.
     We are also carrying out some temporary joint venture consortiums in our Environment segment. Excluding the impact of the consolidation of these consortiums, our revenues in this segment increased by 35.5% in the third quarter year-over-year. In the nine-month period ended

September 30, 2008, our revenues in this segment excluding this effect increased by 7.3% compared to the same period in 2007.
     The gross margin decreased in the quarter mainly due to two particular projects in Brazil and Jordan which have experienced difficulties in the final completion stages.
     In Europe, our revenues increased quarter-over-quarter, as well as in the nine-month period ended September 30, 2008 over the same period of 2007. Revenues in the nine-month period ended September 30, 2008 amounted to € 17.0 million, compared to € 11.4 million in the same period of 2007. This increase in revenues came mainly as a result of the Aviation Weather and Hydrology projects in full progress in Spain. We expect that our Europe region will continue performing at the same level during the next quarters. Gross margin also increased from 27.3% in the first nine months of 2007, to 31.9% in the same period of 2008, due to the good performance of maintenance and operations contracts, with higher margins, and the effective generation of certain economies of scale in Spain.
     Revenues in North America during the nine-month period ended September 30, 2008 were € 2.5 million, compared to € 4.2 million for the same period in 2007. This decrease was mainly due to a lower contribution of the Water SCADA business in this region.
     The ongoing projects in our Latin America region, specifically in Brazil and Venezuela, are in the final stages, slowing down the revenue from those projects over the period.
     Our revenues in the Asia-Pacific region in this segment amounted to € 2.1 million during the first nine months of 2008, compared to € 2.8 million in the same period of 2007. Our long-term business with the Bureau of Meteorology and Fire Brigade, both in Australia, ensure a stable revenue stream in this geography. However, the decrease experienced period-over-period in revenues was primarily due to the completion of the Aviation weather projects in India, which contributed in a larger extent in 2007.
     Revenues in the Middle-East and Africa regions amounted to € 3.9 million in the nine-month period ended September 30, 2008, compared to € 5.8 million in the same period in 2007. The decrease in revenues was mainly due to a lower contribution in 2007 from the ongoing projects that we are carrying out in Kuwait for the Directorate General of Civil Aviation (DGCA), which are currently in maintenance and operation stages. However, revenues are expected to increase in this region in the next quarters as a result of the recently awarded Water Distribution Network project in Libya for the Great Man-Made River Authority.
     Backlog as of September 30, 2008 for the Environment segment totaled € 59.9 million.

     Public Administration

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€5.512	€7,226	€23,525	€29,283
Gross Profit	272	1,371	2,550	4,807
Gross Margin	4.9%	19.0%	10.8%	16.4%
Revenue growth rate over prior period	(23.7)%		(19.7)%
     Revenues in our Public Administration segment in the nine-month period ended September 30, 2008 decreased by 19.7% over the same period of 2007, from € 29.3 million to € 23.5 million. Revenues also decreased in the three-month period ended September 30, 2008 compared to the same period in 2007. This decrease was mainly due to the slowdown in the local public administrations in Spain as a result of the economic downturn and the general elections that took place in the first quarter of the year, both of which have temporarily delayed the development of several significant projects.
     Revenues from our Healthcare IT unit in the first nine months of 2008 were € 9.6 million, showing an increase of 14.0% compared to revenues in the same period of 2007. This unit has focused its efforts during this period in the consolidating the development and implementation of national hospital information systems project in the Dominican Republic, as well as the supply and configuration of the security infrastructure for the Andalusian Health Service CTIs. The successful development of this last project has enabled us to obtain a new opportunity with similar characteristics and with the same customer, in a 50-50% consortium.
     Backlog in our Public Administration segment as of June 30, 2008 amounted to € 34.2 million.

     Global Services

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
		(Euros in thousands, except percentages)
Revenues	€32,101	€11,042	€97,172	€30,849
Gross Profit	11,788	4,122	32,419	12,487
Gross Margin	36.7%	37.3%	33.4%	40.5%
Revenue growth rate over prior period	190.7%		215%
     Our Global Services segment grew by 190.7% in the three-month period ended September 30, 2008, and by 215.0% in the nine-month period ended September 30, 2008, when compared with the three-month and the nine-month periods ended September 30, 2007, respectively. These increases are mainly as result of the inclusion of revenues from Matchmind, the Spanish IT company that specializes in systems integration, consulting services and IT outsourcing, (which we acquired effective October 1, 2007); and due to a combination of steady organic growth as result of further market development and the continuing evolution of our IT services portfolio over our basic outsourcing and IT infrastructure management activity through our data center network.
     Gross margin in this segment decreased from 40.5% during the first nine months of 2007, to 33.4% in the same period of 2008. This decrease was mainly due to the incorporation of Matchmind, which has higher margins than the majority of other Telvent segments, but lower than average margins within our Global Services segment. However, during the third quarter of 2008, gross margin was in line with gross margin in the same period of 2007.
     During the nine-month period ended September 30, 2008, the segment’s business activities were distributed as follows: Outsourcing & IT Infrastructure (49%), Implementation & Development (41%), and Consulting (10%). This percentages show a slight increase on the Implementation and Development activity in the period, due to a larger business activity in the implementation of Corporate IT solutions for customers.
     Although we have already begun the development of our business in Brazil, almost 100% of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal, where a significant portion of the revenues in this segment are recurrent.
     Backlog in our Global Services segment as of September 30, 2008 amounted to € 90.4 million.
Geographical Revenues
     The following table identifies our revenues by region during the nine-month periods ended September 30, 2008 and September 30, 2007. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period and foreign exchange translation differences, and the changes may not reflect the long-term direction of our business.

	Nine Months Ended		Percentage
	September 30		Change
	2008	2007	2007-2008
	(Euros in thousands, except percentages)
Europe	€266,802	€236,550	12.8%
Latin America	60,883	54,464	11.8%
North America	72,544	83,303	(12.9)%
Asia-Pacific	15,997	17,012	(6.0)%
Middle-East and Africa	41,378	15,273	170.9%

Total	€457,604	€406,602	12.5%

Seasonality
     We do not believe there is inherent seasonality in our revenues. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Nine Months Ended September 30,
	2008	2007
	(In thousands)

Net cash provided by (used in) operating activities	€(102,549)	€(71,265)
     We used more cash in operating activities in the nine-month period ended September 30, 2008 than in the nine-month period ended September 30, 2007. For the nine-month period ended September 30, 2008, we had € 12.6 million of non-cash adjustments to net income, including depreciation and amortization charges of € 8.8 million, compared with € 7.3 million of non-cash adjustments to net income for the nine-month period ended September 30, 2007, which included € 9.0 million of depreciation and amortization charges. Included in the additions (deductions) to net income for the nine-month periods ended September 30, 2008 and 2007 were also € 1.4 million and € 1.3 million, respectively, of stock compensation and extraordinary variable compensation charges, € 1.8 million and € 3.1 million, respectively, of foreign exchange (income)/loss, € (1.4) million and € (5.8) million, respectively, of deferred income tax charges; € 1.8 million and nil, respectively, of minority interests; and € 0.2 million and € (0.3) million, respectively, of allowance for doubtful accounts.
     Working capital and temporary joint ventures used € 129.5 million of our operating cash in the nine-month period ended September 30, 2008, compared with € 85.6 million in the nine-month period ended September 30, 2007. This is due to changes in operating assets and liabilities during the nine-month period ended September 30, 2008, such as the increases in our inventory of € 7.2 million, in our unbilled revenues of € 57.6 million, in our other taxes receivable of € 2.7 million, in other assets of € 1.9 million, in accounts and other long term receivable of € 1.3 million and in related parties receivable of € 0.5 million, and the decrease in our billings in excess of costs and estimated earnings of € 9.5 million, in our income and other taxes payable of € 7.2 million, in our accounts payable of € 42.4 million, in our related parties payable of € 6.0 million and our due to temporary joint ventures of € 0.3 million. These changes were partially offset by an increase in our accrued and other liabilities of € 7.1 million.
     Investing Activities

	Nine Months Ended September 30,
	2008	2007
	(In thousands)

Net cash provided by investing activities	€29,948	€20,073
     Investing activities provided more cash during the nine-month period ended September 30, 2008 than during the nine-month period ended September 30, 2007.
     During the nine-month period ended September 30, 2008, we borrowed € 34.1 million under our credit arrangement from Abengoa and we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007. We used cash of € 5.8 million and € 1.3 million for the purchase of property, plant and equipment and investments in intangible assets, respectively. We used cash of € 4.9 million for the acquisition of investments, mainly related to the joint venture agreement signed with DMS Group. Finally, in May 2008, we paid € 0.7 million to the sellers of Telvent Caseta in connection with the earn-out payment for the year 2007.
     During the nine months ended September 30, 2007, we received € 22.9 million under our credit arrangement from Abengoa, € 8.0 million due to the deposits that were restricted for use as of December 31, 2006 and € 0.3 million from the disposal of deposits and other investments. We used cash of € 4.2 million for the purchase of property, plant and equipment. Additionally, on April 27, 2007, we paid € 6.9 million as part of the purchase price for 100% of Telvent Caseta and on March 29, 2007, we paid € 0.1 million related to the Maexbic acquisition.
Financing Activities

	Nine Months Ended September 30,
	2008	2007
	(In thousands)

Net cash provided by (used in) financing activities	€70,007	€50,546
     Financing activities provided more cash in the nine-month period ended September 30, 2008 than during the nine-month period ended September 30, 2007.
     During the nine-month period ended September 30, 2008, we repaid € 1.2 million of long-term debt, mainly in connection with the repayment of € 0.4 million and € 0.5 million of the current portion of long-term debt on the loans with Caja Madrid and Liscat, respectively, and we borrowed € 0.6 million and € 0.7 million on the credit facility with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) and Natixis, respectively.

     We also repaid € 21.6 million of short-term debt consisting mainly of advanced payments from a financial institution, repayments of credit facilities and amounts due under corporate credit cards, and a repayment of € 4.9 million to ING Lease (España) E.F.C, S.A. under the sale and leaseback agreement. Additionally, we borrowed € 102.7 million under the credit agreement with Abengoa, we paid dividends of € 10.0 million to our shareholders and we paid € 0.2 million for long-term liabilities, relating to government loans. Finally, our subsidiary Matchmind, of which we hold a 58% interest, paid a dividend of € 1.2 million to minority interest holders.
     During the nine months ended September 30, 2007, we repaid € 4.9 million of long-term debt, including repayments of the current portion of long-term debt on the credit facility with LaSalle Bank, Liscat, Caja Madrid and Bank of Communications. Additionally, we borrowed € 2.2 million of long-term debt under the credit arrangement with LaSalle. We also had net proceeds of € 10.0 million from short-term debt. Additionally, we borrowed € 52.8 million under the credit arrangement with Abengoa, we paid dividends of € 8.8 million to our shareholders and we paid € 0.7 million for long-term liabilities, relating to government loans.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F filed on March 10, 2008.
     Our net credit line payable under our credit arrangement with Abengoa as of September 30, 2008 was € 114.5 million, with no amount remaining available to us as of this date. The Company will incur no costs nor receive any payments under this arrangement unless it actually uses or loans any of the available funds.
     As of September 30, 2008, € 21.9 million was outstanding under the long term leasing obligation entered into with ING Lease (España) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal en España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria”) for the sale and leaseback of certain equipment previously owned by Telvent Housing.
     As of September 30, 2008, € 6.3 million was outstanding under various types of financing agreements between Matchmind and several banks.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3.0 million. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount available of U.S. $6 million and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount available of up to U.S. $12.0 million for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance guarantees. The amount outstanding under this agreement was € 1.9 million as of September 30, 2008. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand. The Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     As of September 30, 2008, € 17.5 million was outstanding under the financing obtained by our subsidiary, Telvent Traffic, with Bank of America N.A. (as successor to LaSalle Bank National Association). By an amendment, dated April 28, 2008, the credit agreement with Bank of America N.A., dated May 31, 2006, was amended to extend the termination date until April 30, 2009.
     As of September 30, 2008, € 2.0 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     On February 15, 2008, the Company signed an amendment to its credit agreement with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) to extend the grace period under which it will have to make no payments (principal or interest) until November 10, 2008, consequently extending the term of the credit agreement to 23 years. As of September 30, 2008, the amount outstanding with Unicaja under the credit agreement in connection with El Toyo Digital City Project was € 10.0 million.
     As of September 30, 2008, € 0.1 million was outstanding under the financing obtained by our subsidiary, Telvent Energía, S.A., with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     As of September 30, 2008, € 0.8 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of September 30, 2008, € 0.5 million was outstanding under the financing obtained by our subsidiary, Telvent Blueshield, with Citibank.
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement governed by Spanish law (the “Spanish Loan”) with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57.5 million, divided into two different tranches: (i) Tranche A, in the amount of € 10.5 million, and (ii) Tranche B, in the amount of € 47.0 million. The loans were obtained to finance the acquisition of DTN and bear interest at a rate calculated on the basis of Euribor plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B will bear interests at a rate calculated on the basis of Euribor plus a spread ranging from 1.50% to 2.25%, depending on the Company’s Net Financial Debt/EBITDA ratio. As of September 30, 2008, there was no amount due under this agreement.

     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of September 30, 2008, we had € 201.5 million of these obligations outstanding.

Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value- added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our product mix;

•	the importance of our alliances, joint venture partners and investments; and

•	the expectations regarding general economic conditions.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. As a result of the increase in our sales abroad, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
     Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, beginning January 1, 2007, on contracts entered into beginning on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month, six-month or one-year EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures using interest rate caps to limit the effect of interest rate increases.

     Note 8 to our unaudited condensed consolidated financial statements provides quantitative information about the Company’s foreign exchange and interest rate contracts by principal currency as of September 30, 2008 and December 31, 2007.
     Details of the terms of our short-term and long-term debt are reflected in Notes 15 and 16, respectively, of the Notes to the Consolidated Financial Statements included in our 2007 Annual Report on Form 20-F, filed on March 10, 2008.
D. Internal Controls and Procedures
     As disclosed in our 2007 Annual Report on Form 20-F filed on March 10, 2008, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2007, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15T of our 2007 Annual Report on Form 20-F, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2007. There have been no material changes to our system of internal control over financial reporting that would cause this conclusion to be different as of September 30, 2008.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our 2007 Annual Report on Form 20-F, there have been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance contained within the “Risk Factors” section of our Annual Report on Form 20-F filed on March 10, 2008 (our “Annual Report”) have been updated in their entirety by those contained in our Report on Form 6-K furnished on December 4, 2008.
C. Use of Proceeds
     On May 9, July 9 and August 13, 2008 we used € 1.1 million, €  1.9 million and €  0.7 million, respectively, to make payments in connection with the joint venture agreement signed with the DMS Group in Serbia (Note 12).
     On October 28, 2008 we used the remaining proceeds from our IPO, which amounted to € 23.7 million, to pay part of the purchase price in connection with the acquisition of DTN Holding Company, Inc.

D. Submission of Matters to a Vote of Security Holders
     Our Extraordinary Meeting of Shareholders was held on October 23, 2008. The following matters were voted on by the shareholders:

	For	Against	Abstain
1. Approval of a capital increase, waiving the preemptive rights, by means of the issuance of 4,847,059 new ordinary shares of the same class and series as the existing shares, at a nominal value of Euros 3.00505 plus an issue premium equal to the difference between Euros 3.00505 and the exchange value in Euros of U.S. $21.25 at the date of issuance of the shares and subsequent amendment of article 5 of the Company’s Articles of Association.	90.26%	0.13%	0.01%

2. Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.	90.38%	0.016%	0.004%

3. Approval, as the case may be, of the minutes of this meeting as may be required by law.	90.39%	0.011%	0.004%

     The Registrant hereby incorporates this Form 6-K into its Form F-3 registration statement filed with the Commission on December 4, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer
Date: December 8, 2008

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K:

Exhibit	Description

4.1
Form of Purchase Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto (previously submitted as Exhibit 4.1 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on December 4, 2008 and incorporated herein by reference).

4.2
Form of Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and the investors identified on Schedule A thereto (previously submitted as Exhibit 4.2 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on December 4, 2008 and incorporated herein by reference).

4.3
Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and Telvent Corporation, S.L. (previously submitted as Exhibit 4.3 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on December 4, 2008 and incorporated herein by reference).

4.4
Stock Purchase Agreement, dated September 15, 2008, by and among Telvent Export, S.A., the Stockholders of DTN Holding Company, Inc., DTN Holding Company, Inc. and GSC Recovery IIA, L.P., as Sellers’ Representative.

4.5
Syndicated Financing Agreement , dated September 12, 2008, by and among Telvent GIT, S.A., Abengoa, S.A., Telvent Export, S.L., Caja De Ahorros Y Monte De Piedad De Madrid, ING Belgium S.A., Sucursal En Espana and Caja De Ahorros Y Monte De Piedad De Madrid (English translation).